05038622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35903 36903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.B. WATLEY DIRECT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 PARK AVENUE, 26TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY MEDNICK (212) 500-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C.

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY MEDNICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.B. WATLEY DIRECT, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

WILLIAM G. GOODENOUGH
Notary Public, State of New York
No. 01GO6072834
Certificate Filed in Westchester County
Commission Expires April 15, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.B. WATLEY DIRECT, INC.
(a wholly-owned subsidiary of A.B. Watley Group Inc.)

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Year Ended December 31, 2004

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
A.B. Watley Direct, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of A.B. Watley Direct, Inc. (a wholly-owned subsidiary of A.B. Watley Group Inc.) (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors and stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Marcum & Kliegman LLP

New York, New York
January 28, 2005

A.B. WATLEY DIRECT, INC.
(a wholly-owned subsidiary of A.B. Watley Group Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

A.B. WATLEY DIRECT, INC.
(a wholly-owned subsidiary of A.B. Watley Group Inc.)

December 31, 2004

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
A.B. Watley Direct, Inc.
New York, New York

We have audited the accompanying statement of financial condition of A.B. Watley Direct, Inc. (a wholly-owned subsidiary of A.B. Watley Group Inc.) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of A.B. Watley Direct, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note 6 to the financial statements the Company provides a substantial source of funding to its parent company A.B. Watley Group Inc.

Marcum & Kliegman LLP

New York, New York
January 28, 2005

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman Riverhead
www.mkllp.com

A.B. WATLEY DIRECT, INC.
(a wholly-owned subsidiary of A.B. Watley Group Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$ 38,095
Receivables from clearing brokers	272,500
Receivable from parent and affiliate	688,163
Prepaid and other assets	57,290
Total Assets	$ 1,056,048

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 243,321
Accrued liabilities	23,261
Total Liabilities	266,582
Commitments and Contingencies	--
Stockholder's Equity:	
Common stock, \$0.50 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	500
Additional paid-in capital	95,468
Retained earnings	693,498
Total Stockholder's Equity	789,466
Total Liabilities and Stockholder's Equity	$ 1,056,048

The accompanying notes are an integral part of this financial statement.

A.B. WATLEY DIRECT, INC.
(a wholly-owned subsidiary of A.B. Watley Group Inc.)

Notes to Statement of Financial Condition

December 31, 2004

1. Organization and Basis of Presentation

A.B. Watley Direct, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a wholly-owned subsidiary of A.B. Watley Group Inc., ("ABWG" or the "Parent"), a U.S. public corporation, which was formerly known as Internet Financial Services Inc.

The Company provides securities trading and brokerage activities to customers and execution services for institutional accounts. All securities transactions are cleared through two clearing brokers, of which one is a related party (see Note 5) pursuant to securities clearing agreements. The Company currently has approximately 3,000 online retail customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of less than three months.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments: Substantially all of the Company's financial instruments are carried at fair value or at amounts approximating fair value.

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is part of a group that files consolidated Federal, State and Local income tax returns with its parent company, ABWG. Under the tax allocation agreement, income taxes are provided for "as if" the Company files a separate tax return. Estimated tax payments are paid directly to the parent company. The income tax provision as of December 31, 2004 was $444,000 calculated at an effective Federal, State and Local tax rate of 40%.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital under the aggregate indebtedness method permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

At December 31, 2004, the Company had net capital, as defined, of $43,515, which exceeded its minimum net capital requirement of $17,771 by $25,744. The Company's ratio of aggregate indebtedness to net capital was 6.13 to 1 at December 31, 2004.

4. Security Transactions and Associated Risks

Pursuant to clearance agreements, the clearing and depository operations for the Company and its customers' securities transactions are provided by two clearing broker-dealers. The Company earns commissions as an introducing broker for the transactions of its customers. In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the security underlying the contract at a loss.

The Company's customer securities are transacted on either a cash or margin basis. In margin transactions, the clearing broker extends the credit to the Company's customers, subject to various regulatory margin requirements, collateralized by cash and securities in the customers' accounts. However, the Company is required to contact the customer and to either obtain additional collateral or to sell the customer's position if such collateral is not forthcoming. The Company is responsible for any losses on such margin loans, and has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company.

The Company seeks to control the risks associated with these activities by reviewing the credit standing of each customer and counterparty with which it does business. Further, working with the clearing brokers, it requires customers to maintain margin collateral in compliance with various regulatory and internal company policy guidelines. The clearing brokers monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The Company's exposure to these risks becomes magnified in volatile markets. As of December 31, 2004 and for the year then ended there was no reserve required.

5. Related Party Transactions

Receivable from Parent and Affiliate

Such receivable represents funding provided to the parent and affiliate, offset by income taxes payable to the parent, and costs due under the Company's informal service agreement with ABWG. The balances are non-interest bearing. As of December 31, 2004, the Company had a receivable from its parent and an affiliate in the amount of $688,163.

The Company has an informal service agreement with ABWG, whereby, the Company, for a fee, may utilize certain office facilities, computer equipment and software and other administrative services which are provided by ABWG. For the year ended December 31, 2004, the costs associated with such services charged to the Company were $253,499.

Clearing Broker

The Company currently uses two clearing brokers to clear the Company's securities transactions. The Company's primary clearing broker (the "Broker") has been determined to be a related party, as the Broker indirectly owns 300,000 shares of common stock and 2,682,798 warrants to purchase common stock of the Company's Parent (ABWG) as of December 31, 2004.

For the year ended December 31, 2004, commissions, floor brokerage and clearing charges paid to this broker totaled approximately $1.5 million.

6. Commitments and Contingencies

Lease Agreement

The Company relocated to new office space in June 2004, pursuant to an arrangement with the lessee of the space, a related party to the Company. The term of the lease expires on May 31, 2014. The Company has guaranteed the full and timely performance of all obligations under the lease. The lease provides for the payment of an annual base rental, together with lessee's proportionate share of building operating expenses including taxes. The base annual rental for years 1 through 3, 4 through 6, and 7 through 10 is $366,376, $411,056, and $464,672, respectively. Under the present lease arrangement, the Company occupies approximately 50% of the space and pays approximately $15,000 per month rent. Total rent expense for the year amounted to approximately $180,000.

6. Commitments and Contingencies, continued

Lease Agreement, continued

The aggregate minimum future rental payments under the lease are as follows:

Year Ended	
2005	$ 366,376
2006	366,376
2007	388,716
2008	411,056
2009	411,056
Thereafter	2,064,216
	$ 4,007,796

Litigation
In the ordinary course of business, the Company has no ongoing litigations for which they are primarily responsible for. However, the Company has been named as a defendant in certain lawsuits brought against ABWG Inc. (its Parent Company). The status of these claims are discussed below.

The Company is a defendant in an action titled W.B. Wood & Co., Inc. v A.B. Watley Group, Inc. and A.B. Watley, Inc. and A.B. Watley Direct, Inc., Index No.: 10189-2004. The Plaintiff filed a Complaint against the Company as a co-defendant in the amount of $85,642 for breach of a residential and equipment lease contract (a provision has been provided for this lawsuit in the Parent Company's financial statements). The Parent did not respond to the Complaint and the Plaintiff filed a motion for a default judgment, for which the Parent is currently opposing and intends to vigorously defend this matter.

During the year ended December 31, 2004, Dover Limited filed a complaint against the Company's affiliate titled Dover Limited et al v A.B. Watley, Inc. et al., Index No.:7366. The Plaintiffs filed this complaint against, among others, the affiliate, its President, and two employees alleging six causes of action sounding in securities fraud, common law fraud, conspiracy to commit fraud, breach of contract and breach of implied covenant of good faith and fair dealing, and negligent misrepresentation. The Plaintiffs are seeking compensatory damages of $2,994,598 plus punitive damages of $5,000,000 including costs, interest and attorney's fees. During the year, the Plaintiff filed an amended complaint adding additional claims and parties, including the Parent and the Company. The response to the amended complaint is not due yet. The Defendants have filed a motion to dismiss the Complaint in its entirety, which has been fully briefed by the parties.

No provisions have been provided for in the financial statements related to such claims as there has been no determination of any ultimate outcome.

Parent and Affiliate Funding

During 2004, the Company provided a substantial source of funding to its parent Company ABWG. ABWG has few other sources of cash flow and is dependent on outside sources of financing or funds received from the Company to pay its operating obligations.

ABWG is also a defendant or co-defendant in various legal actions or claims which if successful might require further sources of funds to satisfy these demands. The Company may be required to advance funds to help settle these actions.

The Company is under no formal agreement to provide funding to ABWG and has not guaranteed or pledged its assets as collateral for any of ABWG's obligations. The financial statements do not include any adjustments related to these matters should ABWG require further substantial support to operate.